News Release

Catalyst Paper inks landmark deal with Sliammon First Nation, and City of Powell River

August 3, 2006

Powell River, BC – Catalyst Paper, the Tla’Amin (Sliammon) First Nation and the City of Powell River have officially established a unique limited partnership that will help to secure the region’s economic future and strengthen community bonds.

Catalyst has agreed to sell 805 acres (325 hectares) of land not required for local mill operations to the limited partnership which has assumed a secured five-year mortgage of $4.5 million. The limited partnership will subdivide and sell parts of the property and redevelop other parcels. Preliminary plans envision a marine business park, a light industrial park, a residential subdivision and a community green space. Any profits will be distributed equally to the three partners.

“This is a unique venture and a first for us,” said Catalyst president and chief executive officer Russell J. Horner. “Not only are we divesting surplus real estate at a fair price, we are proceeding with a new approach to local economic revitalization that makes business sense for industry, municipalities, and First Nations.”

Chief Councillor Walter Paul said the venture gives Sliammon a direct stake in the region’s economy and allows it to benefit from future development and capacity building.

“This deal provides our Nation with a great many benefits,” he said. “Not only do we now have a community accord with the City of Powell River, but also new protocol agreements that create meaningful relationships with both Catalyst Paper and the city.”

The joint initiative builds on two cooperation protocols the Sliammon First Nation reached in 2004 with Catalyst and the City of Powell River. The protocols set out the partners’ commitment to a relationship based on mutual regard for culture, history, interests and operations, and a shared desire to develop opportunities together.

“We have been working on this endeavour for two and half years and we are excited to finally have completed it,” said Powell River Mayor Stewart Alsgard. “I believe the partners have set a standard for the rest of the province in how industry, municipalities and First Nations can work together to achieve their respective goals.”

Besides economic benefits, Mayor Alsgard said the deal allows for Millennium Park, a large greenspace in the centre of the community.

“For a number of years now a majority of our residents have called for the preservation of these lands for the purposes of a park,” said Alsgard. “I’m proud to say that this deal paves the way for its establishment.”

Sale of the surplus mill land will reduce Catalyst’s municipal property tax burden, which is important to the company’s ability to reinvest and compete globally. Developing a marine business park acts as a magnet to attract new industry to the region. This, in turn, helps to diversify the municipal tax base and reduce community reliance on a single corporate taxpayer.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

Sliammon First Nation is a Coast Salish Native community situated just outside of Powell River. The Sliammon people have inhabited this region for thousands of years and have a current population of over 1,000 members. The Sliammon Development Corporation manages the assets and resources of the Sliammon Community, including most business contracts and investments; its goal is to establish an economic base of profitable businesses today and for future generations.

Located on the Sunshine coast 125 km north of Vancouver, Powell River is a vibrant and progressive community of approximately 13,500 with access to Vancouver, Vancouver Island and the Sechelt Peninsula. Powell River has an extensive variety of recreational activities and festivals, excellent schools, a modern multi-purpose recreational complex, golf course, new hospital and an active arts community. With something for everyone, Powell River has a high quality of life in a natural and beautiful environment.

For more information:

Lyn Brown Vice President, Corporate Affairs Catalyst Paper Corporation 604-654-4212	Roy Francis President, Sliammon Development Corporation 604-924-0321	Stan Westby, CA Chief Administrative Officer City of Powell River 604-485-8618